UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Law No. 6.404/76 and CVM Instruction No. 358, of January 3, 2002, informs its shareholders and the market that, on November 27, 2020, an amendment to the Vote Commitment and Assumption of Obligations Agreement dated as of August 11, 2020, entered into by and between the founding shareholders of Linx, on the one side, and the shareholders of STNE Participações S.A. (“STNE”), on the other side, with Linx and STNE as intervening-consenting parties, has been executed by the relevant parties, in order to modify certain provisions related to restrictions for the transfer of shares held by the founding shareholders of Linx.

The full version of this document is available to the Company’s shareholders, as from this date, at both the Company’s headquarters and its investors relationship website (www.ri.linx.com.br), and at the websites of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, November 30, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer